SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Valeritas Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91914N 301

(CUSIP Number)

Andrei Dorenbaum

CR Group L.P.

1000 Main St. Suite 2500

Houston, TX 77002

(713) 209-7350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 91914N 301	Page 1 of 10

1.	Names of Reporting Persons. CR Group L.P. (formerly known as Capital Royalty L.P.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,459,878(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,459,878(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,459,878(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 70.6%(2)(3)
14.	Type of Reporting Person (See Instructions) IA

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 124,998 shares of common stock of the Issuer underlying 2,500,000 shares of Series A Convertible Preferred Stock, (ii) 15,575,586 shares of common stock of the Issuer underlying 15,575,586 shares of Series B Convertible Preferred Stock and (iii) 749,998 shares of common stock of the Issuer underlying 749,998 Series A warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into one share of the Issuer’s common stock. Each Series A warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 2 of 10

1.	Names of Reporting Persons. Capital Royalty Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,169,866(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,169,866(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,866(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 13,682 shares of common stock of the Issuer underlying 273,648 shares of Series A Convertible Preferred Stock, (ii) 1,704,890 shares of common stock of the Issuer underlying 1,704,890 shares of Series B Convertible Preferred Stock and (iii) 211,230 shares of common stock of the Issuer underlying 211,230 Series A warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into one share of the Issuer’s common stock. Each Series A warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 3 of 10

1.	Names of Reporting Persons. Capital Royalty Partners II (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 744,365(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 744,365(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,365(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 4,835 shares of common stock of the Issuer underlying 96,705 shares of Series A Convertible Preferred Stock, (ii) 602,493 shares of common stock of the Issuer underlying 602,493 shares of Series B Convertible Preferred Stock and (iii) 73,788 shares of common stock of the Issuer underlying 73,788 Series A warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into one share of the Issuer’s common stock. Each Series A warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 4 of 10

1.	Names of Reporting Persons. Capital Royalty Partners II Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,699,200(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,699,200(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,699,200(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.5%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 15,319 shares of common stock of the Issuer underlying 306,397 shares of Series A Convertible Preferred Stock, (ii) 1,908,922 shares of common stock of the Issuer underlying 1,908,922 shares of Series B Convertible Preferred Stock and (iii) 371,353 shares of common stock of the Issuer underlying 371,353 Series A warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into one share of the Issuer’s common stock. Each Series A warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 5 of 10

1.	Names of Reporting Persons. Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,651,441(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,651,441(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,651,441(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.8%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 66,150 shares of common stock of the Issuer underlying 1,323,001 shares of Series A Convertible Preferred Stock, (ii) 8,242,606 shares of common stock of the Issuer underlying 8,242,606 shares of Series B Convertible Preferred Stock and (iii) 104,166 shares of common stock of the Issuer underlying 104,166 Series A warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into one share of the Issuer’s common stock. Each Series A warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 6 of 10

1.	Names of Reporting Persons. Parallel Investment Opportunities Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,195,006(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,195,006(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,006(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock and underlying the Series B Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein) and into Series B Convertible Preferred Stock pursuant to the Series B Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 25,012 shares of common stock of the Issuer underlying 500,250 shares of Series A Convertible Preferred Stock and (ii) 3,116,675 shares of common stock of the Issuer underlying 3,116,675 shares of Series B Convertible Preferred. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each share of Series B Convertible Preferred Stock is immediately convertible into shares of the Issuer’s common stock.

(3)

Calculated using 8,271,503 shares of common stock of the Issuer outstanding as of September 30, 2019 based on information provided to the Reporting Persons in the Series B Purchase Agreement (defined herein). Information reflects the 1-for-20 reverse stock split effected by the Issuer on May 20, 2019.

CUSIP No. 91914N 301	Page 7 of 10

Except as set forth in this Amendment No. 2 (this “Amendment No. 2”), the initial Schedule 13D that was filed on March 28, 2017 (the “Initial Filing”) as amended by the Amendment No. 1 filed on November 21, 2018 (“Amendment No. 1”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Initial Filing. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Initial Filing as amended by Amendment No. 1 is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

On September 30, 2019, certain of the Reporting Persons purchased an aggregate of 15,575,586 Shares of Series B Convertible Preferred Stock through the exchange of an aggregate of $22.7 million of indebtedness of the Issuer held by certain of the Reporting Persons pursuant to that certain Series B Convertible Stock Purchase Agreement dated September 30, 2019 by and among certain of the Reporting Persons, the Issuer and WCAS Capital Partners IV, L.P. (the “Series B Purchase Agreement”).

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

a)	The Reporting Persons beneficially own:

(i)

Capital Royalty Partners II L.P. beneficially owns 2,169,866 Shares, representing 21.3% of all of the outstanding Shares, which includes (i) 13,682 Shares underlying Series A Convertible Preferred Stock, (ii) 1,704,890 Shares underlying Series B Convertible Preferred Stock and (iii) 240,064 Shares underlying Series A warrants.

(ii)

Capital Royalty Partners II (Cayman) L.P. directly owns 744,365 Shares, representing 8.3% of all of the outstanding Shares, which includes (i) 4,835 Shares underlying Series A Convertible Preferred Stock, (ii) 602,493 Shares underlying Series B Convertible Preferred Stock, and (iii) 63,249 Shares underlying Series A warrants.

(iii)

Capital Royalty Partners II Parallel Fund “A” L.P. directly owns 2,699,200 Shares, representing 25.5% of all of the outstanding Shares, which includes (i) 15,319 Shares underlying Series A Convertible Preferred Stock, (ii) 1,908,922 Shares underlying Series B Convertible Preferred Stock and (iii) 403,606 Shares underlying Series A warrants.

(iv)

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P. directly owns 8,651,441 Shares, representing 51.8% of all of the outstanding Shares, which includes (i) 66,150 Shares underlying Series A Convertible Preferred Stock, (ii) 8,242,606 Shares underlying Series B Convertible Preferred Stock, and (iii) 104,166 Shares underlying Series A warrants.

(v)

Parallel Investment Opportunities Partners II, L.P. directly owns 3,195,006 Shares, representing 28.0% of all of the outstanding Shares, which includes (i) 25,012 Shares underlying Series A Convertible Preferred Stock and (ii) 3,116,675 Shares underlying Series B Convertible Preferred Stock .

(vi)

CR Group L.P. (formerly known as Capital Royalty L.P.), as investment manager for each of the Funds, may be deemed to beneficially own 17,459,878 Shares, representing 70.6% of all of the outstanding Shares, which includes (i) 124,998 Shares underlying Series A Convertible Preferred Stock, (ii) 15,575,586 Shares underlying Series B Convertible Preferred Stock and (iii) 749,998 Shares underlying Series A warrants.

CUSIP No. 91914N 301	Page 8 of 10

The percentages of Shares beneficially owned by the Reporting Persons is based upon 8,271,503 Shares outstanding as of September 30, 2019 as disclosed to the Reporting Persons by the Issuer in the Series B Purchase Agreement.

b)

With respect to the number of Shares, each Reporting Person has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition of, and shared power to dispose or to direct the disposition of, see Items 7, 8, 9 and 10, respectively, on the cover pages hereto.

c)	A list of transactions in the Shares that were effected by the Reporting Persons during the past 60 days is attached as Exhibit A hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

Term Loan Amendment No. 2

On September 30, 2019, the Term Loan was further amended in order to: (i) increase the interest paid thereunder to 13% per annum; (ii) extend the time required prior to the initial required cash interest payments to March 31, 2022 from June 30, 2019; and (iii) provide the lenders under the term loan with a non-voting board observer right.

Pursuant to the Series B Purchase Agreement, the Issuer and the Funds (along with WCAS Capital Partners IV, L.P.) agreed to exchange their pro rata portion of an aggregate $25.0 million of the outstanding principal amount of the Issuer’s debt into an aggregate of 17,123,284 shares of the Issuer’s to-be designated Series B Convertible Preferred Stock at a purchase price of $1.46 per share. The Issuer also agreed to amend the terms of the Series A Convertible Preferred Stock. The Funds exchanged an aggregate of $22.7 million of indebtedness for an aggregate of 15,575,586 shares of Series B Convertible Preferred Stock.

Registration Rights Agreement Amendment No. 1

Contemporaneously with the execution of the Series B Purchase Agreement, the Issuer, the Funds and WCAS Capital Partners IV, L.P. also entered into Amendment No. 1 to that certain Registration Rights Agreement dated February 14, 2017 (the “RRA Amendment”) pursuant to which the Issuer agreed to extend the registration rights to the Shares issuable upon conversion of the Series B Convertible Preferred Stock.

The descriptions of the above agreements do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit K	Amendment No. 2 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)

Exhibit L	Series B Preferred Stock Purchase Agreement, dated as of September 30, 2019, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)

CUSIP No. 91914N 301	Page 9 of 10

Exhibit M	Amendment No. 1 to the Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2019

CR Group L.P.

Capital Royalty Partners II L.P.

Capital Royalty Partners II (Cayman) L.P.

Capital Royalty Partners II Parallel Fund “A” L.P.

Capital Royalty Partners II Parallel Fund “B”

(Cayman) L.P.

Parallel Investment Opportunities Partners II, L.P.

By:	/s/ Andrei Dorenbaum

Authorized signatory for CR Group L.P.,

Capital Royalty Partners II L.P.,

Capital Royalty Partners II (Cayman) L.P.,

Capital Royalty Partners II Parallel Fund “A” L.P.,

Capital Royalty Partners II Parallel Fund “B”

(Cayman) L.P.,

and Parallel Investment Opportunities Partners II,

L.P.

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit B	Joint Filing Agreement

Exhibit C	Form of Lock-Up and No Short Selling Agreement between the Issuer and the officers, directors and shareholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit D	Term Loan Agreement, dated May 24, 2013, by and between Valeritas, Inc., Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit E	Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, by and between Valeritas, Inc., a borrower, Valeritas Holdings, Inc., as Guarantor, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P., Capital Royalty Partners II (Cayman) L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit F	Amendment No. 1 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit G	Series A Preferred Stock Purchase Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit H	Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit I	Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and the other parties thereto.

Exhibit J	Form of Lock-Up Agreement between the Issuer and each of Capital Royalty Partners II L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II Parallel Fund “A” L.P., Capital Royalty Partners Parallel Fund “B” (Cayman) L.P. and Parallel Investment Opportunities Partners II, L.P. (incorporated by reference to Schedule II of the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed on November 14, 2018)

Exhibit K	Amendment No. 2 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities

Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)

Exhibit L	Series B Preferred Stock Purchase Agreement, dated as of September 30, 2019, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)

Exhibit M	Amendment No. 1 to the Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 2, 2019)